SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: January 12, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

Enclosed:

     Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: January 12, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

January 12, 2005

IVANHOE COMMENCES RESOURCE DELINEATION DRILLING
AT NARIIN SUKHAIT COAL PROJECT IN MONGOLIA’S SOUTH GOBI

ULAANBAATAR, MONGOLIA — Ivanhoe Mines Chairman Robert Friedland and President John Macken announced today that the company has initiated a resource-delineation drilling program with three rigs at the company’s 100%-owned coal project in the Nariin Sukhait area, located in southern Mongolia near the Chinese border. Existing Soviet-era exploration data is insufficient to define a resource in accordance with prescribed industry standards. The objective of the first phase of the drill program is to delineate an initial coal resource of approximately 50 million to 100 million tonnes. The success of this program would provide the basis to commence a commercial mining operation on ground controlled by Ivanhoe Mines on the direct extension of the adjacent operating Nariin Sukhait Mine.

The Nariin Sukhait Mine, currently operated by a Mongolian/Chinese joint venture, has been producing high-rank, low-ash, low-sulphur metallurgical and steam coal for the Chinese market since March, 2003. The operation has been developed on the #5 coal seam, which is up to 60 metres thick in the mine area. Preliminary test work and analysis by Ivanhoe, as well as current operating parameters at the Nariin Sukhait Mine, indicate that the quality and nature of the coal discovered on Ivanhoe’s ground is such that no crushing plant, coal washery or processing plant would be required to upgrade the product for the market.

Recent coal-price settlements in China have produced significantly higher prices for metallurgical-quality coal of approximately US$120 to US$130 per tonne — an indication of the extremely tight supply in current metallurgical-coal markets. Thermal coal prices also have risen sharply in the past year as surging demand pushed up prices to more than US$50 a tonne.

China’s coal demand in 2005 is expected to rise an additional 7.4% from 2004 levels to 2.04 billion tonnes. China’s coal consumption in 2004 was an estimated 1.9 billion tonnes, of which approximately 940 million tonnes was metallurgical coal used to make steel and 960 million tonnes was thermal coal used to generate electricity.

In November 2004, Ivanhoe completed a five-hole drill program that confirmed that the #5 coal seam currently being mined at the Nariin Sukhait Mine extends onto Ivanhoe’s property — where the average thickness has been demonstrated to be in excess of 55 metres. Since then, additional field work and the compilation and analysis of existing data have confirmed that the sedimentary basin that contains the Nariin Sukhait coal sequence in the South Gobi can be traced for approximately 120 kilometres in an east-west direction. It is unknown at this stage if the coal in other parts of the basin is of the same high-quality metallurgical and steam coal that exists in the discovery area and at the existing mine. However, Ivanhoe’s geologists have discovered extensive, intermittent outcroppings of coal, of similar apparent quality, along the 120-kilometre-long basin margin.

The Nariin Sukhait Mine, operated by Quing-Hua Mac Co., produces approximately 450,000 tonnes of coking coal a year. The coal is trucked to Jiuquan Iron & Steel Co.’s steel mill in China’s Gansu province. Chinese interests are building a 400-kilometre-long railway from Jiuquan’s steel mill to the Mongolia border, 40 kilometres south of the Nariin Sukhait project area. When completed, Jiuquan expects the railway will allow it to quadruple the amount of coal that it currently obtains from the Nariin Sukhait Mine, to approximately two million tonnes per annum. Jiuquan also expects that using railcars instead of trucks will lower transportation costs by approximately two thirds, to 40 yuan (US$5) a tonne. Quing-Hua Mac is in discussions with Jiuquan to ultimately extend the railway from the border to the Nariin Sukhait Mine.

The operating Nariin Sukhait Mine lies within a small mineral lease surrounded by ground controlled by Ivanhoe. The mine shares a common border with the Ivanhoe ground on its eastern pit wall. The mine is currently mining the #5 seam in a thick sequence of Permian-age coal that may contain up to nine individual seams, according to recent compilations, mapping and analysis of earlier Soviet data. Within the Nariin Sukhait Mine area, the #5 seam is up to 60 metres thick — as demonstrated by historic drilling in the mine area and Ivanhoe’s drilling completed last November. Ivanhoe’s recent analysis of the #5 seam indicates that it is high rank, low ash, contains low sulphur and has good indicated coking qualities.

In addition to the #5 seam, an additional 53-metre-thick sub-crop of the underlying #1, or basal, seam, was reportedly intersected by earlier Soviet drilling. The Soviet drill core data indicates that the coal in the #1 seam also appears to be high rank, low ash, and low sulphur.

Other seams in the stratigraphic column compiled from Soviet-era work include the low-ash, high-rank, eight-metre-thick #2 seam and several other overlying seams ranging from two to four metres in thickness. An accumulation of seams at the top of the coal-bearing sequence includes a total of 13 metres of variable-quality coal in seams #6, #7, #8 and #9. The stratigraphic column of the Nariin Sukhait Coal Measures is available on Ivanhoe Mines’ website at www.ivanhoemines.com. Additional details of the seams, seam thicknesses and coal quality also are on the company’s website. One of the objectives of Ivanhoe’s drilling program will be to confirm the existing Soviet-era data.

Preliminary mapping indicates that the Permian section that contains the coal section described above could be more than 900 metres thick in the Nariin Sukhait area. Broad-scale folding of the sedimentary sequence that contains the coal seams has exposed the lower, thicker measures in numerous locations within the basin where the shallow dips and outcropping nature of the coal beds make them potentially amenable for open-pit mining. In total, it appears that over 130 metres of the 900-metre section is coal. This represents an extraordinary accumulation of high-rank, high-quality coal and bodes well for significant exploration potential in the remainder of the 120-kilometre basin, virtually all of which lies on ground controlled by Ivanhoe. The favourable conditions that led to the formation of the large coal accumulations during the Permian Age in the South Gobi also suggests good potential for the other important, mapped coal basins in the region that lie entirely within Ivanhoe-controlled ground. An analogous region is the Permian-Age Bowen Basin of Australia, the premier metallurgical-coal producing area in the world.

Gordon L. Toll, Ivanhoe Mines’ Coal Consultant, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information in this release. Ivanhoe’s coal analysis was performed at Mining Institute’s analytical laboratory in Ulaanbaatar, Mongolia.

Information contacts in North America
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning Ivanhoe’s planned coal exploration and development program and estimated Chinese coal demand, and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian, US and Australian securities regulators.